UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2024
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

February 20, 2024

METHANEX PROVIDES UPDATE ON GEISMAR 3 METHANOL PLANT IN GEISMAR, LOUISIANA

VANCOUVER, BRITISH COLUMBIA (February 20, 2024) – Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced today that commercial production of its new 1.8 million tonne methanol plant, Geismar 3 (G3), in Geismar, Louisiana has been delayed due to complications that occurred in the autothermal reformer (ATR) during the late stages of the initial start-up process. This issue required the ATR to be cooled and brought to a safe state where teams could conduct detailed inspections of the vessel.
Upon completing initial inspections, it has been determined that there is significant damage to a large number of supporting refractory bricks in the vessel which will require replacement. The specialty formed refractory bricks require time to procure and, as a result, management believes commercial production could be delayed up to the end of the third quarter of 2024. The investigation and planning to rectify the issue is ongoing and management is exploring all avenues to accelerate the repair time. Based on the preliminary findings of its root cause analysis, management believes that this issue relates to complications in the initial start-up process and is not a plant design or construction issue. Management believes that the total capital cost will not significantly exceed the upper end of the capital cost guidance of $1.30 billion.
Rich Sumner, President and CEO of Methanex commented, “We are disappointed by this delay, and we are actively working with our critical suppliers to expedite delivery to facilitate the start-up of G3. I want to thank our G3 team who are working tirelessly to ensure a safe startup of the plant. Safety remains our top priority followed by our commitment to deliver a quality plant.”

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

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Inquiries:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: February 20, 2024	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary